Exhibit 97.1

ENERGY RECOVERY, INC.

COMPENSATION RECOVERY POLICY
(effective July 25, 2023)

Compensation Recovery Policy
1.Purpose. In accordance with the applicable rules of the Nasdaq Stock Market (the “Nasdaq”) and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors of Energy Recovery, Inc. (the “Company”) has adopted this Compensation Recovery Policy (this “Policy”). The purpose of this Policy is to describe the circumstances under which the Company is required to recover certain compensation paid to certain executive officers. Any references in compensation plans, agreements, equity awards, or other policies to the Company’s “recoupment,” “clawback,” or similarly named policy will mean this Policy.

2.Requirement to Recover Compensation. In the event that the Company is required to prepare an Accounting Restatement, the Company, through its Board of Directors (the “Board”) or its Compensation Committee (if such committee is comprised entirely of independent directors (the “Committee”)) will recover reasonably promptly from any Executive Officer the amount of Erroneously Awarded Compensation Received during the Recovery Period.

3.Definitions. For purposes of this Policy, the following terms, when capitalized, will have the meanings set forth below:
(a)“Accounting Restatement” means any accounting restatement required due to the Company’s material noncompliance with any financial reporting requirement under the securities law, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(b)“Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an Executive Officer for purposes of this Policy will include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the Company’s principal executive officer; principal financial officer; principal accounting officer (or if there is no such accounting officer, the controller); any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance); any other officer who performs a significant policy-making function; or any other person who performs similar significant policy-making functions for the Company; provided, that such person was an Executive Officer in both the fiscal period for which the Accounting Restatement is required and at the time the Erroneously Awarded Compensation was Received. An executive officer of the Company’s parent(s) or subsidiaries will be deemed an “Executive Officer” if he or she performs such policy-making functions for the Company.
(c)“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Recalculated Compensation, provided such compensation was Received while the Company has a class of securities listed on the Nasdaq.

Compensation Recovery Policy
(d)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. A financial reporting measure is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, regardless of whether any such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”). For these purposes, stock price and total shareholder return are considered financial reporting measures. For the avoidance of doubt, incentive-based compensation subject to this Policy does not include salaries, bonuses paid solely at the discretion of the Board or the Committee that are not paid from a “bonus pool” that is determined by satisfying a financial reporting measure performance goal, bonuses paid solely upon satisfying one or more subjective standards (for example, demonstrated leadership) and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (for example, consummating a merger or divestiture), or operational measures (for example, opening a specified number of stores, completion of a project, increase in market share); and equity awards (stock options, restricted stock awards, restricted stock unit awards, or similar equity-based awards) for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified employment or service period, the passage of time, and/or attaining one or more non-financial reporting measures.
(e)“Recalculated Compensation” means the Incentive-Based Compensation that otherwise would have been Received had it been determined based on the Accounting Restatement, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of the Recalculated Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return, as the case may be, upon which the Incentive-Based Compensation was Received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq.
(f)Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the financial reporting measure specified in the award of such Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(g)“Recovery Period” means the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare an Accounting Restatement; provided that the Recovery Period will not begin before October 2, 2023. For purposes of determining the Recovery Period, the Company is considered to be “required to prepare an Accounting Restatement” on the earlier to occur of:

Compensation Recovery Policy
(i)the date the Company’s Board of Directors, a committee of the Company’s Board of Directors, or the officer or officers of the Company authorized to take such action if Board of Directors’ action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or
(ii)the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
If the Company changes its fiscal year, then the transition period within or immediately following such three completed fiscal years also will be included in the Recovery Period, provided, however, that if the transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year comprises a period of nine to 12 months, then such transition period will be deemed a completed fiscal year and one of the three completed fiscal years and will not extend the length of the Recovery Period.

4.Exceptions. Notwithstanding anything to the contrary in this Policy, recovery of Erroneously Awarded Compensation will not be required to the extent the Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that such recovery would be impracticable and one of the following conditions have been satisfied:
(a)The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation that was Incentive-Based Compensation based on the expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Nasdaq.
(b)Recovery would violate home country law where, with respect to Incentive-Based Compensation, that law was adopted prior to November 28, 2022; provided, however, that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation that was Incentive-Based Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the national securities exchange or national securities association on which its class of securities are listed, that recovery would result in such a violation, and must provide such opinion to the Nasdaq.
(c)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

Compensation Recovery Policy
5.Manner of Recovery. After an Accounting Restatement, the Company’s Board of Directors or the Committee will determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and will promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.
(a)The Company’s Board of Directors or the Committee will have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 4 above, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.
(b)To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it will be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.
(c)In addition to any other actions permitted by law or contract, the Company’s Board of Directors or the Committee may take any or all of the following actions to recover any Erroneously Awarded Compensation:
(i)require the Executive Officer to repay such amount;
(ii)offset such amount from any other compensation owed by the Company or any of its affiliates to the Executive Officer, regardless of whether the contract or other documentation governing such other compensation specifically permits or specifically prohibits such offsets; and
(iii)to the extent the Erroneously Awarded Compensation was deferred into a plan of deferred compensation, whether or not qualified, forfeit such amount (as well as the earnings on such amounts) from the Executive Officer’s balance in such plan, regardless of whether the plan specifically permits or specifically prohibits such forfeiture.
If the Erroneously Awarded Compensation consists of shares of the Company’s common stock, and the Executive Officer still owns such shares, then the Company may satisfy its recovery obligations by requiring the Executive Officer to transfer such shares back to the Company.
(d)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company’s Board of Directors or the Company will take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer will be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

Compensation Recovery Policy
6.Other Provisions.
(a)This Policy will be administered and interpreted, and may be amended from time to time, by the Company’s Board of Directors or the Committee, and the determinations of the Board of Directors or the Committee will be binding on all Executive Officers.
(b)The Company will not be permitted to insure or indemnify any Executive Officer (or former Executive Officer) against the loss of Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company will not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid, or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy will supersede any such agreement (whether entered into before, on, or after the Effective Date of this Policy.
(c)The Company will file all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable SEC filings.
(d)Any right to recovery under this Policy will be in addition to, and not in lieu of, any other rights of recovery that may be available to the Company; provided, however, that any determination by the Company’s Board of Directors or the Committee to recover or forfeit awards made or amounts received due to an Accounting Restatement will be made in a manner consistent with this Policy.
(e)The Company’s Board of Directors or the Committee may amend this Policy from time to time in its discretion and will amend this Policy as it deems necessary. Notwithstanding anything in this Section 6 to the contrary, no amendment or termination of this Policy will be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any Federal securities laws, SEC rule, or Nasdaq rule.

7.Other Recovery Rights. This Policy will be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or the Nasdaq, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Company’s Board of Directors and the Committee intend that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with an Executive Officer will be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.